

October 29, 2012

Via E-mail
Peter H. Nachtwey
Chief Financial Officer
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202

>   **Re: Legg Mason, Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2012**
>   **Filed May 25, 2012**
>   **Response dated October 11, 2012**
>   **File No. 1-8529**

Dear Mr. Nachtwey:

We have reviewed your response letter dated October 11, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Executive Overview, page 23

1. We note your disclosure that your revenues are dependent upon the level of AUM and fee rates in addition to your response to comment 7 in your letter dated October 11, 2012. Considering the significance of your fee rate structure, please provide investors with an understanding of the general range of fee rates associated with your various distribution channels, investment strategies, affiliates, et cetera. Please ensure that you provide investors with a link to your various AUM disclosures. Please provide us with the disclosures you intend to include in future filings.

Business Environment and Results of Operations, page 24

2. In future filings, please quantify the operating costs incurred at the affiliate level versus the operating costs incurred at the corporate level. Considering the significance of your revenue sharing agreements to your business and your cash flows supporting your indefinite-lived intangible assets and goodwill, this disclosure would provide investors with useful information to assess the recoverability of these material assets.

Critical Accounting Policies and Estimates, page 46
Goodwill, page 52

3. We note your response within comment 2 regarding the assets and liabilities you have assigned to your one reporting unit. As you have identified only one operating segment and only one reporting unit, we believe it is difficult to assert that your corporate assets or liabilities were not involved with your one reporting unit's operations. As such, please provide us with an analysis of your consideration of the guidance in ASC 350-20-35-39 for each excluded asset and liability. Please explain to us how you concluded that a market participant would not evaluate Legg Mason as a whole in light of the fact that all of the entities included in the market approach involve EBITDA multiples paid in corporate change of control transactions, which is at the holding company entity level.

4. We note your response within comment 1 regarding the methodology you used for your December 31, 2011 goodwill impairment tests to calculate your market capitalization. While we understand your position that your market capitalization as of December 31, 2011, reflects a low stock price on that day, we do not agree that it was appropriate to apply an average of closing stock prices for a 60-day period to a simple average number of shares outstanding as of December 31, 2010 and October 31, 2011, two very different periods. Please revise your calculation of market capitalization using stock closing prices and outstanding shares for the same period. For example, please consider using an average of your market capitalization for a given period (e.g. 60 days). Please provide us with your revised calculation and corresponding assessment of your control premium.

5. We note from your response within comment 1 that your implied control premium as of December 31, 2011 is higher than your initial implied control premium calculated as of October 31, 2011, and that both implied control premiums exceed the observed relevant market control premiums ranging from 23% to 79% with averages of 46% from 28 relevant transactions in the Banking and Finance and Brokerage, Investment and Management Consulting industry and 47% from 18 relevant transactions in the Banking and Finance industry. Please confirm to us that all of the acquired entities apart of the relevant transactions are similar/comparable to your business. Since your implied control premium is outside of the top of the range of control premiums based on observed relevant market control premiums, please provide us with a more comprehensive understanding of the supporting evidence you considered when concluding that you would be able to command the higher control premium from market participants. As part of your response, please describe for us what the control premium means.

6. In future filings, please expand your disclosures regarding your testing of the domestic mutual fund contracts asset for impairment to address the following:
    *   The portion of AUM from the domestic mutual fund contracts that support the corresponding asset.
    *   A more comprehensive explanation regarding your process of estimating the discounted cash flows and developing reasonable assumptions with reference to your response to comment 1 in your letter dated September 17, 2012.
    *   An explanation as to how your cash flow models have fully considered the risks associated with achieving your estimated cash flow growth rates.
    *   A discussion about assumptions and estimates that diverge from your historical results/trends, why you believe these assumptions and estimates are reasonable, and what specific facts and circumstances are reasonably possible of occurring that would result in actual results materially differing from your estimates and potentially lead to a material impairment charge.

    Please provide us with the disclosures you intend to include in future filings.

    You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

    Sincerely,

    /s/ Terence O'Brien

    Terence O'Brien
    Accounting Branch Chief